EXHIBIT 10.4

PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT (this "Pledge Agreement") is made and entered into as of April 7, 2014 ("Effective Date") by and among Bobby Herricks ("B. Herricks"), Justin Herricks ("J. Herricks" and collectively with B. Herricks, each, individually a "Pledgor" and, collectively, the "Pledgors"), GENERAL FINANCE CORPORATION, a Delaware corporation ("Parent"), and LONE STAR TANK RENTAL INC., a Delaware corporation ("Buyer").

WITNESSETH:

WHEREAS, pursuant to that certain Asset Purchase Agreement dated February 27, 2014 (the "Asset Purchase Agreement") by and among Lone Star Tank Rental LP, a Texas limited liability partnership ("Lone Star"), KHM Rentals, LLC, a Texas limited liability company ("KHM" and collectively with Lone Star, "Sellers"), the members of KHM, the limited partners of Lone Star and Lone Star Tank Rental Inc., a Delaware corporation ("Buyer"), Buyer acquired substantially all of the assets of Sellers, and each Pledgor will receive the shares of common stock of Parent set forth on Schedule I hereto (as to each Pledgor, the "Pledged Shares"); and

WHEREAS, Buyer has required, as a condition to entering into the Asset Purchase Agreement, that Pledgors (i) pledge to Buyer, and grant to Buyer a security interest in, the Pledged Collateral (as defined herein) and (ii) execute and deliver this Pledge Agreement in order to secure the payment by each Pledgor of its Secured Obligations.

AGREEMENT

NOW THEREFORE, in consideration of the premises and in order to induce Buyer to enter into the Asset Purchase Agreement, each Pledgor hereby agrees with Buyer as follows:

SECTION 1 **Defined Terms.** The following terms shall have the following respective meanings:

"Additional Shares" has the meaning specified in Section 8(b) hereof.

"Consulting Agreement" means that certain Consulting Agreement between Buyer and Bobby Herricks.

"Employment Agreement" means that certain Employment Agreement dated as of the Effective Date herewith between Buyer and J. Herricks.

"Encumbrance" means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any attribute of ownership.

"Pledged Collateral" has the meaning specified in Section 2 hereof.

"Pledged Shares" has the meaning specified in the recitals hereof.

"Proceeding" has the meaning specified in Section 13 hereof.

"Secured Obligations" has the meaning specified in Section 2 hereof.

"Securities Act" has the meaning specified in Section 12 hereof.

"Stockholders Agreement" means that certain Stockholders Agreement by and among the Parent, the Pledgors and others dated as of the Effective Date.

"UCC" has the meaning specified in Section 3 hereof.

All other capitalized terms used herein and not otherwise defined herein shall have the meanings given in the Asset Purchase Agreement, or, if not defined therein, the meanings set forth in the UCC, except where the context otherwise requires.

SECTION 2 **Pledge.** Each Pledgor hereby pledges to Buyer, for Buyer's benefit, and grants to Buyer, for Buyer's benefit, a continuing first priority and perfected security interest in, its right, title and interest in and to the following (collectively, the "Pledged Collateral"):

(a) the Pledged Shares of such Pledgor, the Additional Shares applicable to such Pledgor's Pledged Shares and any certificates representing the Pledged Shares of such Pledgor and/or the Additional Shares applicable to such Pledgor's Pledged Shares; and

(b) the proceeds of any sale of the Pledged Shares of such Pledgor and/or the Additional Shares applicable to such Pledgor's Pledged Shares.

SECTION 3 **Security For Obligations.**

(a) Pledged Shares of Justin Herricks. This Pledge Agreement secures, and the Pledged Collateral of J. Herricks is collateral security that, J. Herricks shall render services to Buyer pursuant to and fully perform the Employment Agreement until the first anniversary of the Effective Date, unless

(i) the Employment Agreement is terminated pursuant to any Vesting Event described in Section 6(f)(ii) of the Employment Agreement, in which case the Pledged Collateral of J. Herricks shall be released from this Pledge Agreement and delivered to J. Herricks;

(ii) the Employment Agreement is terminated by J. Herricks pursuant to Section 6(c)(iii) of the Employment Agreement prior to the first anniversary of the Effective Date, in which case the Pledged Collateral of both Pledgors shall be cancelled and both Pledgors shall forfeit all ownership of the Pledged Shares; or

(iii) the Employment Agreement is terminated by the Company pursuant to Section 6(b)(i) of the Employment Agreement prior to the first anniversary of the Effective Date, in which case the Pledged Collateral of both Pledgors shall be cancelled and both Pledgors shall forfeit all ownership of the Pledged Shares.

(b) Pledged Shares of Bobby Herricks. This Pledge Agreement secures, and the Pledged Collateral of B. Herricks is collateral security that, B. Herricks shall render services to Buyer pursuant to and fully perform the Consulting Agreement until the first anniversary of the Effective Date, unless

(i) the Consulting Agreement is terminated pursuant to any Vesting Event described in Section 4.5(b) of the Consulting Agreement, in which case the Pledged

Collateral of B. Herricks shall be released from this Pledge Agreement and delivered to B. Herricks;

(ii) the Consulting Agreement is terminated by B. Herricks pursuant to Section 4.2(c) of the Consulting Agreement prior to the first anniversary of the Effective Date, in which case the Pledged Collateral of both Pledgors shall be cancelled and both Pledgors shall forfeit all ownership of the Pledged Shares; or

(iii) the Consulting Agreement is terminated by the Company pursuant to Section 4.1(a) of the Consulting Agreement, in which case the Pledged Collateral of both Pledgors shall be cancelled and both Pledgors shall forfeit all ownership of the Pledged Shares.

(c) The full performance by J. Herricks of the Employment Agreement until the first anniversary of the Effective Date and the full performance by B. Herricks of the Consulting Agreement until the first anniversary of the Effective Date are referred to collectively herein as the "Secured Obligations."

SECTION 4 **Delivery Of Pledged Collateral**. All certificates or instruments representing or evidencing the Pledged Collateral shall be delivered to and held by or on behalf of the Buyer pursuant hereto. Such certificates or instruments shall be in suitable form for transfer by delivery, or shall be accompanied by instruments of transfer or assignment in blank (or such other documents or agreements necessary to give Buyer "control" within the meaning of the UCC (as defined below)), all in form and substance reasonably satisfactory to Buyer. "UCC" means the Uniform Commercial Code, as in effect from time to time, of the State of Texas or of any other state the laws of which are required as a result thereof to be applied in connection with the issue of perfection of security interests in the Pledged Collateral; provided, that to the extent that the UCC is used to define any term herein or in any other documents and such term is defined differently in different Articles or Divisions of the UCC, the definition of such term contained in Article or Division 9 shall govern.

SECTION 5 **Representations And Warranties.** Each Pledgor represents and warrants as to the Pledged Collateral pledged by it as follows:

(a) Such Pledgor is the legal and beneficial owner of the Pledged Collateral pledged by it, free and clear of any Encumbrance on the Pledged Collateral except for Encumbrances granted or created by this Pledge Agreement, the Employment Agreement, the Consulting Agreement or the Stockholders Agreement.

(b) Upon the delivery to Buyer of the Pledged Collateral pledged by such Pledgor and the filing of a UCC-1 financing statement, the pledge of such Pledged Collateral pursuant to this Pledge Agreement will create a valid and perfected first priority Encumbrance in such Pledged Collateral securing the payment of such Pledgor's Secured Obligations for the benefit of Buyer.

(c) No authorization, approval, or other action by, and no notice to or filing with, any Governmental Authority is required either for the pledge by such Pledgor of Pledged Collateral pursuant to this Pledge Agreement or for the execution, delivery or performance of this Pledge Agreement by such Pledgor.

(d) Such Pledgor has full power and authority to enter into this Pledge Agreement and has the right to pledge and grant a security interest in the Pledged Shares pledged by it and the other Pledged Collateral pledged by it, in each case as provided by this Pledge Agreement.

(e) This Pledge Agreement has been duly authorized, executed and delivered by such Pledgor and constitutes such Pledgor's legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting the rights and remedies of creditors generally and by general equitable principles.

SECTION 6 **Further Assurances.** Each Pledgor agrees that at any time and from time to time, at its expense, it will promptly execute and deliver, or cause to be executed and delivered, all stock powers, assignments, acknowledgments, financing statements, instruments and documents and take all further action, at the Buyer's request, that Buyer reasonably deems necessary or advisable in order to perfect any security interest granted or purported to be granted hereby or to enable Buyer to exercise and enforce its rights and remedies hereunder with respect to any Pledged Collateral pledged by such Pledgor and to carry out the provisions and purposes hereof. Each Pledgor hereby authorizes Parent or Buyer to file a UCC-1 financing statement to perfect the security interests in the Pledged Collateral created hereunder. Each Pledgor will, promptly upon request, provide to Buyer all information and evidence it may reasonably request concerning the Pledged Collateral pledged by such Pledgor to enable Buyer to enforce the provisions of this Pledge Agreement.

SECTION 7 **Voting Rights; Sale Proceeds.**

(a) Each Pledgor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Pledged Shares pledged by such Pledgor or any part thereof for any purpose not inconsistent with the terms of this Pledge Agreement; provided, however, that no Pledgor shall exercise or shall refrain from exercising any such right if such action or inaction could reasonably be expected to adversely affect the validity, priority or perfection of the security interests granted hereunder or would otherwise be inconsistent with or violate any provisions of this Pledge Agreement.

(b) Any and all cash or other proceeds paid, payable or otherwise distributed in redemption of, or in exchange for, any Pledged Shares, shall in each case be delivered forthwith to an escrow agent pursuant to an escrow agreement, both of which shall be mutually satisfactory to the selling Pledgor and Buyer to hold as Pledged Collateral and shall, if received by a Pledgor, be received in trust for the benefit of the Buyer, be segregated from the other property or funds of such Pledgor, and be forthwith delivered to such escrow as Pledged Collateral in the same form as so received (with any necessary or requested endorsement). The selling Pledgors shall bear all fees and costs of such escrow.

SECTION 8 **Transfers And Other Liens; Additional Shares.**

(a) Each Pledgor agrees that it will not (i) sell or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral; (ii) create or permit to exist any Encumbrance upon or with respect to any of the Pledged Collateral, except for the security interest granted under this Pledge Agreement or Encumbrances granted or created by the Employment Agreement, the Consulting Agreement or the Stockholders Agreement; or (iii) enter into any agreement or understanding that purports to or may restrict or inhibit Buyer's rights or remedies hereunder, including, without limitation, Buyer's right to retain the Pledged Collateral. In connection with any sale of the Pledged Collateral in accordance with clause (i) of this subsection, Buyer shall deliver to the selling Pledgor the certificates for the Pledged Collateral being sold.

(b) Each Pledgor agrees that it will deliver to Buyer hereunder, promptly upon its acquisition thereof, any and all additional shares of stock received as a result of a split or subdivision of such Pledgor's Pledged Shares ("Additional Shares").

SECTION 9 **Buyer May Perform.** If any Pledgor fails to perform any agreement contained herein, Buyer may itself perform, or cause performance of, such agreement, and the reasonable expenses of Buyer incurred in connection therewith shall be payable by such Pledgor.

SECTION 10 **No Assumption Of Duties; Reasonable Care.** The rights and powers granted to Buyer hereunder are being granted in order to preserve and protect Buyer's security interest in and to the Pledged Collateral granted hereby and shall not be interpreted to, and shall not, impose any duties on Buyer in connection therewith except the duty to exercise reasonable care in the custody and preservation of the Pledged Collateral in its possession. Buyer shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral in its possession if the Pledged Collateral is accorded treatment substantially equal to that which Buyer accords its own property, it being understood that Buyer shall not have any responsibility for (i) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Pledged Collateral, whether or not Buyer has or is deemed to have knowledge of such matters or (ii) taking any necessary steps to preserve rights against any parties with respect to any Pledged Collateral.

SECTION 11 **Subsequent Changes Affecting Pledged Collateral.** Each Pledgor represents to Buyer that it has made its own arrangements for keeping informed of changes or potential changes affecting the Pledged Collateral (including, but not limited to, rights to convert, rights to subscribe, payment of dividends, payments of interest and/or principal, reorganization or other exchanges, tender offers and voting rights), and each Pledgor agrees that Buyer shall have no responsibility or liability for informing such Pledgor hereunder of any such changes or potential changes or for taking any action or omitting to take any action with respect thereto.

SECTION 12 **Remedies Upon Default.** If the either or both of the Employment Agreement and/or the Consulting Agreement is terminated prior to the first anniversary of the Effective Date by any party thereto for any reasons other than "Good Cause" as defined in the Employment Agreement and the Consulting Agreement and such failure shall be continuing, all of the Pledged Shares and any Additional Shares shall be cancelled in accordance with the Asset Purchase Agreement.

SECTION 13 **Attorney's Fees**. The prevailing party(ies) in any litigation, arbitration, bankruptcy, insolvency or other proceeding (the "Proceeding") relating to the enforcement or interpretation of this Pledge Agreement may recover from the unsuccessful party(ies) all costs, and actual attorney's fees (including expert witness and other consultants' fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding proceeds to judgment), and (b) any post-judgment or post-award proceeding including one to enforce or collect any judgment or award resulting from the Proceeding. All such judgments and awards will contain a specific provision for the recovery of all such subsequently incurred costs, expenses and actual attorney's fees.

SECTION 14 **Security Interest Absolute.** All rights of Buyer and the security interests hereunder, and all obligations of the Pledgors hereunder, shall be absolute and unconditional irrespective of, and unaffected by any exchange, surrender, release or non-perfection of any other collateral, or any release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Secured Obligations.

SECTION 15 **Miscellaneous Provisions.**

Section 15.1 **Notices.** All notices, approvals, consents or other communications required or desired to be given hereunder shall be in the form and manner, and delivered to the Pledgors (or any of them) and to the Buyer and to any other courtesy copy addressees, at their respective addresses set forth in Section 11.02 of the Asset Purchase Agreement.

Section 15.2 **Headings.** The headings in this Pledge Agreement are for purposes of reference only and shall not affect the meaning or construction of any provision of this Pledge Agreement.

Section 15.3 **Severability.** The provisions of this Pledge Agreement are severable, and if any clause or provision shall be held invalid, illegal or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect in that jurisdiction only such clause or provision, or part thereof, and shall not in any manner affect such clause or provision in any other jurisdiction or any other clause or provision of this Pledge Agreement in any jurisdiction.

Section 15.4 **Amendments, Waivers and Consents.** Any amendment of this Pledge Agreement shall not be effective unless the same shall be in writing and signed by Buyer and the Pledgors affected by such amendment. Any waiver of any provision of this Pledge Agreement and any consent to any departure by the Pledgors from any provision of this Pledge Agreement shall not be effective unless the same shall be in writing and signed by the waiving party and then such amendment or waiver shall be effective only in the specific instance and for the specific purposes for which given.

Section 15.5 **Interpretation of Agreement.** Time is of the essence in each provision of this Pledge Agreement of which time is an element. To the extent a term or provision of this Pledge Agreement conflicts with the Asset Purchase Agreement and is not dealt with herein with more specificity, the Asset Purchase Agreement shall control with respect to the subject matter of such term or provision. Acceptance of or acquiescence in a course of performance rendered under this Pledge Agreement shall not be relevant in determining the meaning of this Pledge Agreement even though the accepting or acquiescing party had knowledge of the nature of the performance and opportunity for objection.

Section 15.6 **Continuing Security Interest; Transfer of Pledged Collateral and Secured Obligations.** This Pledge Agreement shall create a continuing security interest in the Pledged Collateral and shall (i be binding upon each Pledgor, its successors, transferees and assigns and (ii) inure, together with the rights and remedies of Buyer hereunder, to the benefit of the successors, transferees and assigns of Buyer.

Section 15.7 **Reinstatement.** To the maximum extent permitted by law, this Pledge Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any amount received by Buyer in respect of the Secured Obligations is rescinded or must otherwise be restored or returned by Buyer upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of any Pledgor or any other Person or upon the appointment of any receiver, intervenor, conservator, trustee or similar official for any Pledgor or any other Person or any substantial part of its assets, or otherwise, all as though such payments had not been made.

Section 15.8 **Survival of Provisions.** All representations, warranties and covenants of the Pledgors contained herein shall survive the execution and delivery of this Pledge Agreement, and shall terminate upon the termination hereof.

Section 15.9 **Authority of Buyer.** Buyer shall have and be entitled to exercise all powers hereunder which are specifically granted to Buyer by the terms hereof, together with such powers as are reasonably incident thereto. Buyer may perform any of their duties hereunder or in connection with the Pledged Collateral by or through agents or employees and shall be entitled to retain counsel and to act in reliance upon the advice of counsel concerning all such matters. Buyer and its directors, officers, employees, attorneys and agents shall be entitled to rely on any communication, instrument or document reasonably believed by it or them to be genuine and correct and to have been signed or sent by the proper person or persons.

Section 15.10 **Release; Termination of Agreement.** Unless terminated earlier by the terms of this Pledge Agreement, this Pledge Agreement shall terminate fourteen (14) months after the Effective Date

(the "Termination Date"). At such termination date, Buyer shall, at the request and expense of Buyer, reassign and redeliver to each Pledgor all of the Pledged Collateral pledged by such Pledgor hereunder without any legend referencing this Pledge Agreement which has not been retained or applied by Buyer in accordance with the terms hereof. Such reassignment and redelivery shall be without warranty by or recourse to Buyer, except as to the absence of any prior assignments by Buyer of its interest in the Pledged Collateral, and shall be at the expense of Buyer.

Section 15.11 **Counterparts.** This Pledge Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which, when so executed and delivered, shall be deemed an original but all of which shall together constitute one and the same agreement.

Section 15.12 **Governing Law.** THIS AGREEMENT SHALL BE INTERPRETED AND THE RIGHTS AND LIABILITIES OF THE PARTIES HERETO DETERMINED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF TEXAS (AS OPPOSED TO THE CONFLICT-OF-LAWS PROVISIONS); PROVIDED THAT ISSUES WITH RESPECT TO CREATION, PERFECTION OR ENFORCEMENT OF LIENS UNDER ARTICLE 9 OF THE UCC MAY GIVE EFFECT TO APPLICABLE CHOICE OR CONFLICT OF LAW RULES SET FORTH IN ARTICLE 9 OF THE UCC OF THE STATE OF TEXAS; PROVIDED THAT BUYER AND THE PLEDGORS SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

Section 15.13 **Waiver Of Jury Trial.** EACH PLEDGOR AND BUYER EACH IRREVOCABLY WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS PLEDGE AGREEMENT, THE ASSET PURCHASE AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR ASSIGNEE. EACH PLEDGOR AND BUYER AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS PLEDGE AGREEMENT OR THE ASSET PURCHASE AGREEMENT OR ANY PROVISION HEREOF OR THEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS PLEDGE AGREEMENT AND THE ASSET PURCHASE AGREEMENT.

Section 15.14 **Limitation Of Liability.** No Pledgor shall have any liability or obligation for any covenant of, or breach hereof by, any other Pledgor. Without limiting the generality of the foregoing, no Pledged Collateral pledged by a Pledgor shall be security for any obligations of any other Pledgor. No claim may be made by any party hereto against any other party hereto, or the affiliates, directors, officers, officers, employees, or agents of such parties, for punitive damages in respect of any claim for breach of contract or any other theory of liability arising out of or related to the transactions contemplated by this Pledge Agreement or the Asset Purchase Agreement, or any act, omission or event occurring in connection therewith, and each party hereto hereby waives, releases and agrees not to sue upon any claim for such punitive damages, whether or not accrued and whether or not known or suspected to exist in its favor.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, Pledgors and Buyer have each caused this Pledge Agreement to be duly executed and delivered as of the date first above written.

BUYER:

GENERAL FINANCE CORPORATION

By: ______________________
Name: Christopher A. Wilson
Title: Vice President and General Counsel

PLEDGORS:

Justin Herricks

Bobby Herricks

Schedule I

STOCKHOLDERS		
Name of Stockholder	**Number of Shares**	**Notice Address**
Bobby Herricks and Laura Herricks	313,653	113 Corporate Drive Midland, Texas 79705 Facsimile: (915) 570-4748
Justin Herricks	83,025	113 Corporate Drive Midland, Texas 79705 Facsimile: (915) 570-4748

EXHIBIT A

PLEDGE AMENDMENT

This Pledge Amendment dated ____________________ is delivered pursuant to Section 8(c) of the Pledge Agreement referred to below. The undersigned hereby agrees that this Pledge Amendment may be attached to the Pledge Agreement (the "Pledge Agreement") dated as of ______________________, 2014 among the undersigned and Lone Star Tank Rental Inc., a Delaware corporation ("Buyer"); capitalized terms defined therein being used herein as therein defined and that the shares and other instruments listed on this Pledge Amendment shall be deemed to be part of the Pledged Collateral and shall secure all Secured Obligations of the undersigned.

[PLEDGOR] ______________________________,
a ____

Date: ___________________________

By: ____________________________________
Name: ____________________________________
Title: ____________________________________